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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._______)*


                             STAGE II APPAREL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   852542 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

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------------------------                        -------------------------------
CUSIP NO. 852542  10  9             13G               PAGE 2 OF 7 PAGES
------------------------                        -------------------------------
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert Greenberg
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   [ ]
                                                                (B)   [ ]
         Inapplicable
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
      NUMBER OF               0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         6    SHARED VOTING POWER
      OWNED BY                340,000
        EACH          ----------------------------------------------------------
      REPORTING          7    SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH          ----------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              340,000
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         340,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Inapplicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.3%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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------------------------                        -------------------------------
CUSIP NO. 852542  10  9             13G               PAGE 3 OF 7 PAGES
------------------------                        -------------------------------
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Susan Greenberg
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (A)   [ ]
                                                               (B)   [ ]
         Inapplicable
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
      NUMBER OF
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         6    SHARED VOTING POWER
      OWNED BY                340,000
        EACH          ----------------------------------------------------------
      REPORTING          7    SOLE DISPOSITIVE POWER
       PERSON
        WITH          ----------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              340,000
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         340,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Inapplicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.3%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

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------------------------                        -------------------------------
CUSIP NO. 852542  10  9             13G               PAGE 4 OF 7 PAGES
------------------------                        -------------------------------
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Greenberg Family Trust
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   [ ]
                                                                (B)   [ ]
         Inapplicable
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
      NUMBER OF               340,000
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         6    SHARED VOTING POWER
      OWNED BY                0
        EACH          ----------------------------------------------------------
      REPORTING          7    SOLE DISPOSITIVE POWER
       PERSON                 340,000
        WITH          ----------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         340,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Inapplicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.3%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

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

     Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

ITEM 1.

     (A)  NAME OF ISSUER - Stage II Apparel Corp.
     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES - 1385 Broadway, New York, New York 10018

ITEM 2.

     (A) NAMES OF PERSONS FILING - Robert Greenberg, Susan Greenberg and the Greenberg Family Trust.
     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE - 228 Manhattan Beach Blvd., Manhattan Beach, California 90266.
     (C) CITIZENSHIP -
         Robert Greenberg - United States
         Susan Greenberg - United States
         The Greenberg Family Trust - California
     (D) TITLE OF CLASS OF SECURITIES - Common Stock
     (E) CUSIP NUMBER - 852542  10  9

ITEM 3.

    (a) [ ] Broker or Dealer registered under Section 15 of the Act
    (b) [ ] Bank as defined in section 3(a)(6) of the Act
    (c) [ ] Insurance Company as defined in section 3(a)(19) of the act
    (d) [ ] Investment Company registered under section 8 of the Investment Company Act
    (e) [ ] Investment Adviser registered under section 203 of the
            Investment Advisers Act of 1940
    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-l(b)(l)(ii)(F)
    (g) [ ] Parent Holding Company, in accordance with section 240.13d-l(b)(ii)(G)(Note: See Item 7)
    (h) [ ] Group, in accordance with section 240.13d-l(b)(l)(ii)(H)

ITEM 4. OWNERSHIP

     (A) AMOUNT BENEFICIALLY OWNED - 340,000
     (B) PERCENT OF CLASS - 8.3%
     (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE -
              Robert Greenberg - 0
              Susan Greenberg - 0
              The Greenberg Family Trust - 340,000
        (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE -
              Robert Greenberg - 340,000
              Susan Greenberg - 340,000
              The Greenberg Family Trust - 0
        (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF - Robert Greenberg - 0
              Susan Greenberg - 0
              The Greenberg Family Trust - 340,000
        (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF - Robert Greenberg - 340,000
              Susan Greenberg - 340,000
              The Greenberg Family Trust - 0

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

     Inapplicable.


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


ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

     Richard Siskind
     Fortuna Investment Partners, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Inapplicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Inapplicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Inapplicable.

ITEM 10. CERTIFICATION

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January  1, 2000

                                       Signature: /s/ Robert Greenberg
                                                 -------------------------------
                                       Name:  Robert Greenberg

                                       Signature: /s/ Susan Greenberg
                                                 -------------------------------
                                       Name:  Susan Greenberg

                                       THE GREENBERG FAMILY TRUST

                                       Signature: /s/ Robert Greenberg
                                                 -------------------------------
                                       Name:  Robert Greenberg, as Co-Trustee

                                       Signature: /s/ Susan Greenberg
                                                 -------------------------------
                                       Name:  Susan Greenberg, as Co-Trustee


     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                               Page 6 of 7 pages

                                    EXHIBIT A

                               AGREEMENT FOR JOINT
                             FILING OF SCHEDULE 13G

     Robert Greenberg and Susan Greenberg, individually and as Trustees of The Greenberg Family Trust, agree that the Schedule 13G dated January 1, 2000 regarding Stage II Apparel Corp. has been filed on behalf of each of Robert Greenberg, Susan Greenberg, and The Greenberg Family Trust as of January 1, 2000.


                                   Signature: /s/ Robert Greenberg
                                             -----------------------------------
                                   Name: Robert Greenberg


                                   Signature: /s/ Susan Greenberg
                                             -----------------------------------
                                   Name:  Susan Greenberg



                                   THE GREENBERG FAMILY TRUST


                                   Signature: /s/ Robert Greenberg
                                             -----------------------------------
                                   Name: Robert Greenberg, as Co-Trustee


                                   Signature: /s/ Susan Greenberg
                                             -----------------------------------
                                   Name:  Susan Greenberg, as Co Trustee



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